Exhibit 99.1

Scripps announces upcoming changes to the board of directors

For immediate release                              (NYSE: SSP)
February 25, 2013

CINCINNATI - The E.W. Scripps Company today announced a number of changes to the composition of the board of directors that will be elected at the annual meeting of shareholders on May 1, 2013.

Nackey E. Scagliotti, a great-granddaughter of the founder, a director since 1999 and the chair since 2008, has notified the board that she will retire from service as a director after the annual meeting and will not stand for re-election.

The board's nominating committee has recommended that Rich Boehne, who has been the chief executive officer and a director since 2008, replace Ms. Scagliotti as the board's chair. With the CEO serving as chair, the board will select a lead independent director from among the directors elected in May.

The board also announced that Kelly Conlin, the chairman and chief executive officer of NameMedia, has been nominated as a director and will stand for election by the Common Voting shareholders at the May 1 meeting. NameMedia is a privately held company that operates a global e-commerce platform for the buying and selling of domain names. The company also manages a portfolio of nearly one million domain names.

About Scripps
Scripps (www.scripps.com) is a leading media enterprise that embraces its rich history in delivering high-quality journalism through television stations, newspapers and the Scripps Howard News Service, while developing and expanding its digital strategies for multiple platforms. The company provides community-changing breaking news, story-telling, investigations and interactive outreach at 19 television stations in major markets such as Denver, San Diego, Detroit, Phoenix, Cleveland, Cincinnati and Tampa, and 13 newspaper markets, including Memphis, Knoxville, Naples, Fla., and Corpus Christi, Texas. Since 1941, Scripps has operated the National Spelling Bee, one of America's most-enduring celebrations of academic excellence. For a full listing of Scripps media companies and their associated Web sites, visit http://www.scripps.com/.

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Contact Tim King, The E.W. Scripps Company, 513-977-3732
tim.king@scripps.com